Exhibit 99.1

INTERNET GOLD – GOLDEN LINES LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
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NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Thursday, December 15, 2011 at 10:00 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

1.	To approve the terms of retirement of Mr. Eli Holtzman, our former chief executive officer;

2.	To approve and adopt Amended Articles of Association;

3.	Subject to the approval of Item 2, to approve a form of indemnification agreement for directors and officers; and

4.	Subject to the approval of Item 2, to approve a form of exemption agreement for directors and officers.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 7, 2011 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

November 7, 2011

INTERNET GOLD – GOLDEN LINES LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
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PROXY STATEMENT
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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold - Golden Lines Ltd. to be voted at Extraordinary General Meeting of Shareholders, or the Meeting, and any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, December 15, 2011, at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or before November 10, 2011.

Purpose of the Extraordinary Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the approval of the terms of retirement of Mr. Eli Holtzman, our former chief executive officer; (ii) the approval and adoption of Amended Articles of Association; (iii) subject to the approval of Item 2, the approval of a form of indemnification agreement for directors and officers; and (iv) subject to the approval of Item 2, the approval of a form of exemption agreement for directors and officers.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on November 7, 2011, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of November 7, 2011, the record date for determination of shareholders entitled to vote at the Meeting, there were 19,203,078 outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, more than one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At the adjourned Meeting, any two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, subject to the terms described below.

Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and in our Articles of Association and it generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with the acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., Israel’s largest telecommunications provider (TASE: BZEQ), by our controlled subsidiary, B Communications Ltd., or B Communications, includes a provision permitting shareholders that are not members of the Eurocom group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.igld.com.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which beneficially owns approximately 78.79% of our issued and outstanding ordinary shares, that it presently intends to vote in favor of all of the Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 7, 2011 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Shaul Elovitch (3)	15,165,636	78.98%
Felix Cohen	--	--
Yossef Elovitch(3)	--	--
Ronit Gottlieb	--	--
Orly Guy	--	--
Amikam Shorer	--	--
Anat Winner	--	--
All directors and executive officers as a group 9 persons)	15,168,636	78.99%
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* Less than 1%

(1)         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)         The percentages shown are based on 19,203,078 ordinary shares outstanding as of November 7, 2011 (not including 5,862,615 ordinary shares held as treasury stock).

(3)         Eurocom Communications, our controlling shareholder, held of record 15,130,443, or approximately 78.79%, of our ordinary shares as of November 7, 2011.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ ordinary shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ ordinary shares and 25% of Eurocom Holdings’ management shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications.  In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 26,893 ordinary shares held of record by Mrs. Elovitch.  In addition, 8,300 ordinary shares are held of record by other family members of Mr. Elovitch.

I.  APPROVAL OF RETIREMENT TERMS OF FORMER CHIEF EXECUTIVE OFFICER
(Item 1 on the Proxy Card)

Mr. Eli Holtzman co-founded our company and served as our chief executive officer from 1992 and a director from 1999.  Mr. Holtzman served as the chief executive officer of B Communications from February 2010, and previously served as the vice chairman of its board of directors from April 2000 until February 2010 and as its chief executive officer from March 2000 until January 2007.  Mr. Holtzman served as a director and the chief executive officer of our subsidiary GoldMind Ltd. from its inception in March 2000.  Mr. Holtzman also served as a director for various other companies within the Internet Gold group.  Effective as of October 2, 2011, Mr. Holtzman retired from all of the positions and offices he held with our company, B Communications and other companies within the Internet Gold group.

In connection with Mr. Holtzman's retirement from such offices, our Audit Committee and Board of Directors approved, subject to shareholder approval, the following retirement terms:

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a monthly payment of NIS 128,700 (equivalent to approximately $35,000), to be paid each month during the 15 month period commencing October 2011 through December 2012.  Such monthly payments will be borne by us, other than NIS 64,350 (equivalent to approximately $18,000) (representing 50% of one monthly payment) that will be paid by B Communications;

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a one-time retirement award of $800,000, to be paid in New Israeli Shekels based on the US/NIS representative rate of exchange at the time of payment.  The payment will be made by our company up to approximately one week after the retirement terms have been duly approved at the Meeting; and

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during the 15 month period described above, Mr. Holtzman will be entitled to the use of a company car, mobile phone and laptop and the cost of the Internet connection for such company laptop.  The cost for such equipment and usage will be borne by us, other than 50% of one month's costs that will be paid by B Communications.

Mr. Holtzman's retirement agreement includes a customary non-compete undertaking for a period of 36 months following his retirement.

In connection with determining the foregoing retirement terms, our Audit Committee and Board of Directors considered, among other things, the significant contributions that Mr. Holtzman made to our company and other members of the Internet Gold group during his many years of service.  Among other things, our Audit Committee and Board of Directors took into account Mr. Holtzman's successful establishment and management of our communications and media business for over 20 years, which lead our group to become one of the most significant players in the Israeli communications market, his leadership in the merger of 012 and Smile.Communications Ltd., the subsequent sale of the assets of 012 Smile.Communications Ltd., and the acquisition of the controlling interest in Bezeq, as well as various other public offerings and financing rounds.  Based on the foregoing as well as other considerations, our Audit Committee and Board of Directors determined that the foregoing retirement terms are appropriate.

Under the Israeli Companies Law 5759-1999, or the Israeli Companies Law, compensation of an officer holder who is a director requires the approval of the audit committee, board of directors and the shareholders, in that order.  The foregoing retirement terms were approved by our Audit Committee on September 27, 2011 and by our Board of Directors on October 2, 2011.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the terms of retirement of Mr. Eli Holtzman, the former chief executive officer of the Company, as set forth in the proxy statement for the Extraordinary General Meeting of Shareholders, be, and hereby are, approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

II.  APPROVAL AND ADOPTION OF AMENDED ARTICLES OF ASSOCIATION
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, an amendment to a company’s articles of association must be approved by the shareholders.  We propose to adopt Amended Articles of Association in the form attached as Appendix A hereto, as described below.

Amendment to De-Classify our Board of Directors and Provide for the Annual Election of Each Director

Our current Articles of Association divide our Board of Directors into three classes of directors (other than outside directors, within the meaning of the Israeli Companies Law), each of which is elected for a three-year term.  Under Section 20 of the proposed Amended Articles of Association, all directors (other than the outside directors) would be elected each year at the annual meeting of shareholders.

Classified boards of directors have been viewed as a means of promoting stability and continuity of experience on a board of directors primarily because the majority of directors at any given time will have had at least one year of experience on the board, thus assisting a company in its long-term strategic planning efforts.  Also, because it would take at least two elections for a potential acquirer to gain control of a classified board without the cooperation of the board, a classified board structure can be used as a defensive measure against hostile takeovers and may enhance shareholder value by making it more likely that a party seeking to gain control of a target company will engage in arm’s-length discussions with the target’s existing board instead of launching a proxy contest in the attempt to gain control of the board.

Nonetheless, many investors and others have come to the view that a classified board structure effectively reduces the accountability of directors because it limits the ability of shareholders to evaluate and elect all directors on an annual basis.  Many investors believe that the annual election of each director is important for shareholders to influence the composition and implementation of corporate governance policies.  Opponents of classified boards also believe that it is inappropriate to use classified boards as a defensive measure to discourage takeover proposals and proxy contests that could have the effect of increasing shareholder value.  Specifically with respect to our company, there are other factors that reduce the likelihood that a third party would be successful in taking over our company without engaging in such discussions with our controlling shareholder.

Therefore, our Board of Directors resolved to propose to the shareholders that our Articles of Association be amended to provide that directors be elected annually.  If the Amended Articles of Association are adopted at the Meeting, annual elections of our directors will begin with our next annual general meeting of shareholders to be held in 2012.

Amendments to Conform the Articles of Association to the Israeli Companies Law, 5759-1999

Our current Articles of Association were adopted by our shareholders in 1999 in accordance with the provisions of the Israeli Companies Ordinance [New Version], 5743-1983, or the Israeli Companies Ordinance, that was then in effect and generally conform to the provisions of the Israeli Companies Ordinance.  On February 1, 2000, the Israeli Companies Law became effective, which supersedes most of the provisions of the Israeli Companies Ordinance.  In recent years, the Israeli Companies Law has undergone several amendments.  Most recently, Amendment No. 16 to the Israeli Companies Law, which was adopted in March 2011, implemented a comprehensive reform in the corporate governance of Israeli companies.  Most of the provisions of Amendment No. 16 became effective on May 15, 2011 and the remainder became effective on September 15, 2011.

In light of the changes in Israel’s business and legal environment since 1999, including the enactment of the Israeli Companies Law and subsequent amendments thereto, we believe that our current Articles of Association are outdated and do not provide our company or shareholders with the flexibility and efficiency available under the new law.  Accordingly, our Audit Committee and Board of Directors have approved, and recommend that the shareholders adopt, the Amended Articles of Association, which conform to the Israeli Companies Law as currently in effect.  Set forth below is a brief description of some of the primary proposed amendments to our Articles of Association in order to conform to the Israeli Companies Law.

Changes in Share Capital

Under Articles 4 and 6 of our current Articles of Association, any increase, consolidation, subdivision, cancellation or reduction of our share capital is subject to shareholder approval by a special majority of 75% of the ordinary shares voting on the matter.  However, under the Israeli Companies Law, the default majority for changes in share capital is a simple majority, which is the standard majority required by most Israeli companies today for such approval.  Accordingly, in order to conform our Articles of Association to the Israeli Companies Law and common Israeli practice, Article 6 of the proposed Amended Articles of Association requires a simple majority for changes in share capital.  Nevertheless, certain changes to our share capital would require an amendment to our Memorandum of Association, which would require a 75% majority under the Israeli Companies Law.

Provisions Relating to Procedures of Audit Committee, Board of Directors and Shareholder Meetings

The Israeli Companies Law implemented several changes with respect to the procedures for audit committee, board of directors and shareholder meetings, including the periods required for prior notices in order to convene such meetings.  We believe that it is the best interest of our company and shareholders that we update our Articles of Association to reflect current corporate procedures as set forth under the Israeli Companies Law.

Exemption, Indemnification and Insurance of Directors and Officers

The Israeli Companies Law provides that an Israeli company cannot exempt an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care (other than in the event of distributions).

The Israeli Companies Law also provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holders with respect to an act or omission performed by the office holder in such capacity for: (i) a breach of the office holders duty of care to the company or another person; (ii) a breach of the office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and (iii) a financial liability imposed upon the office holder in favor of another person.

Under the Israeli Companies Law a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	a financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitration award approved by a court;

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reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

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reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him or her by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company’s articles of association may permit the company to:

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undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

•	retroactively indemnify an office holder of the company

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder or exempting an office holder from duty to the company, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, shall be valid, where such insurance, indemnification or exemption relates to any of the following:

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a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine, civil fine, administrative monetary sanction or forfeiture imposed on the office holder.

We propose to amend our Articles of Association to conform to the Israeli Companies Law with respect to the exemption, indemnification and insurance of office holders.  Article 31 of the proposed Amended Articles of Association permits us to exempt, indemnify and insure our office holders to the fullest extent permitted under the Israeli Companies Law, as described above.  Our Board of Directors believes that it is essential to amend our Articles of Association to provide the protections afforded under the Israeli Companies Law in order to retain and attract qualified officers and directors.

Amendments to Conform the Articles of Association to Recent Amendment to the Israeli Securities Law, 5728-1968

A recent amendment to the Israeli Securities Law authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law and the Israeli Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.  The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to $273,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1.0 million, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance.  Specifically, expenses (including attorneys' fees) incurred by an office holder in the applicable administrative enforcement proceeding and any compensation payable by an office holder to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association.  The term “office holder” of a company is defined under the Israeli Companies Law to include the general manager, chief business manager, deputy general manager, vice general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as any officer who reports directly to the general manager and a director.

To enable us to indemnify and insure our office holders to the fullest extent permitted by law following the recent amendment to the Israeli Securities Law, Article 31 of the proposed Amended Articles of Association also authorizes indemnification and insurance in connection with administrative proceedings pursuant to the recent amendment to the Israeli Securities Law, as described above.  If the Amended Articles of Association are adopted by our shareholders at the Meeting, we will seek to expand our current directors' and officer's liability insurance policy to cover the liabilities permitted pursuant to the recent amendment to the Israeli Securities Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the Amended Articles of Association of the Company attached as Appendix A to the proxy statement for the Extraordinary General Meeting of Shareholders be, and hereby are, approved and adopted.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that, (i) the shares voting in favor of the proposal include at least a majority of the non-interested shareholders with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 2% of the voting rights in our company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.  APPROVAL OF FORM OF INDEMNIFICATION LETTER FOR DIRECTORS AND OFFICERS
(Items 3A and 3B on the Proxy Card)

The Israeli Companies Law authorizes us, if permitted by our Articles of Association and subject to the receipt of requisite corporate approvals, to undertake in advance to indemnify our directors and officers, subject to certain conditions and limitations, as described in Item 2 above.

Provided that the Amended Articles of Association are adopted at the Meeting, as proposed in Item 2 above, we propose to adopt a form of indemnification letter to ensure that our directors and officers (including a director and officer who may be deemed to be a controlling shareholder or a relative of a controlling shareholder, within the meaning of the Israeli Companies Law, and a director and officer with respect to whom a controlling shareholder has a personal interest in their receiving an indemnification letter) are afforded protection to the fullest extent permitted by law.  The proposed form of indemnification letter is attached hereto as Appendix B.  Under the proposed form of indemnification letter, the total amount of indemnification that we may pay to all directors and officers may not exceed $10.0 million.

Our Audit Committee and Board of Directors believe that the form of indemnification letter is in our company’s best interest as it will enable us to attract and retain highly qualified directors and officers from time to time.

Under the Israeli Companies Law, an undertaking to indemnify an officer holder requires the approval of the audit committee and board of directors, and if the office holder is a director, also the shareholders, in that order.  The proposed form of indemnification letter attached as Appendix B was approved by our Audit Committee on September 27, 2011 and November 2, 2011 and by our Board of Directors on October 2, 2011 and November 2, 2011.

It is therefore proposed that at the Meeting the following resolutions be adopted:

RESOLUTION 3A: “RESOLVED, that the form of indemnification letter, attached as Appendix B to the proxy statement for the Extraordinary General Meeting of Shareholders, for directors of the Company serving in such capacity from time to time who are not deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors with respect to whom a controlling shareholder does not have a personal interest in their receiving an indemnification letter, be, and hereby is, approved and adopted.”

RESOLUTION 3B: “RESOLVED, that the form of indemnification letter, attached as Appendix B to the proxy statement for the Extraordinary General Meeting of Shareholders, for directors and officers of the Company serving in such capacity from time to time who are deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors and officers with respect to whom a controlling shareholder has a personal interest in their receiving an indemnification letter, be, and hereby is, approved and adopted.”

The approval of Resolution 3A requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The approval of Resolution 3B requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that, either (i) the shares voting in favor of the proposal include at least a majority of the non-interested shareholders with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the proposal do  not represent more than 2% of the voting rights in our company.  The Israeli Companies Law requires that each shareholder voting on Resolution 3B indicate whether or not the shareholder has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on Resolution 3B and his or her vote will not be counted for the purposes of Resolution 3B.  For the definition of “personal interest” under the Israeli Companies Law, see Item 2 above.

The Board of Directors recommends a vote FOR the foregoing resolutions.

IV.  APPROVAL OF FORM OF EXEMPTION LETTER FOR DIRECTORS AND OFFICERS
(Items 4A and 4B on the Proxy Card)

The Israeli Companies Law authorizes us, if permitted by our Articles of Association and subject to the receipt of requisite corporate approvals, to undertake in advance to exempt our directors and officers, subject to certain conditions and limitations, as described in Item 2 above.

Provided that the Amended Articles of Association are adopted at the Meeting, as proposed in Item 2 above, we propose to adopt a form of exemption letter to ensure that our directors and officers (including a director and officer who may be deemed to be a controlling shareholder or a relative of a controlling shareholder, within the meaning of the Israeli Companies Law, and a director and officer with respect to whom a controlling shareholder has a personal interest in their receiving an exemption letter) are afforded protection to the fullest extent permitted by law.  The proposed form of exemption letter is attached hereto as Appendix C.

Our Audit Committee and Board of Directors believe that the form of exemption letter is in our company’s best interest as it will enable us to attract and retain highly qualified directors and officers from time to time.

Under the Israeli Companies Law, an undertaking to exempt an officer holder requires the approval of the audit committee and board of directors, and if the office holder is a director, also the shareholders, in that order.  The proposed form of exemption letter attached as Appendix C was approved by our Audit Committee on September 27, 2011 and November 2, 2011 and by our Board of Directors on October 2, 2011 and November 2, 2011.

It is therefore proposed that at the Meeting the following resolutions be adopted:

RESOLUTION 4A: “RESOLVED, that the form of exemption letter, attached as Appendix C to the proxy statement for the Extraordinary General Meeting of Shareholders, for directors of the Company serving in such capacity from time to time who are not deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors with respect to whom a controlling shareholder does not have a personal interest in their receiving an exemption letter, be, and hereby is, approved and adopted.”

RESOLUTION 4B: “RESOLVED, that the form of exemption letter, attached as Appendix C to the proxy statement for the Extraordinary General Meeting of Shareholders, for directors and officers of the Company serving in such capacity from time to time who are deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors and officers with respect to whom a controlling shareholder has a personal interest in their receiving an exemption letter, be, and hereby is, approved and adopted.”

The approval of Resolution 4A requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The approval of Resolution 4B requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that, either (i) the shares voting in favor of the proposal include at least a majority of the non-interested shareholders with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the proposal do  not represent more than 2% of the voting rights in our company.  The Israeli Companies Law requires that each shareholder voting on Resolution 4B indicate whether or not the shareholder has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on Resolution 4B and his or her vote will not be counted for the purposes of Resolution 4B.  For the definition of “personal interest” under the Israeli Companies Law, see Item 2 above.

The Board of Directors recommends a vote FOR the foregoing resolutions.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

Dated: November 7, 2011

Appendix A

Internet Gold - Golden Lines Ltd.

Articles of Association
of a Public Company

INDEX

1.	Interpretation

2.	Company purposes

3.	Limitation of liability

4.	Articles of Association

5.	Share capital

6.	Recapitalization; change in rights

7.	Ownership of shares

8.	Share certificates

9.	Transfer and transmission of shares

10.	Rights attached to shares

11.	Corporate bodies of the Company

12.	The general meeting and its powers

13.	Annual general meetings

14.	Extraordinary meetings

15.	Notices of general meeting

16.	Proceedings at the general meeting

17.	Chairman of the general meeting

18.	Voting at the general meeting

19.	Resolutions at the general meeting

20.	Number and appointment of directors

21.	Remuneration of directors

22.	Powers of the board of directors

23.	Chairman of the board of directors

24.	Convening the board of directors

25.	Meeting of the board of directors

26.	Voting at the board of directors

27.	Committees of the board of directors

28.	Audit committee

29.	General manager

30.	Officers of the company

31.	Liability insurance, indemnification and exemption

32.	Internal auditor and auditor

33.	Distribution, dividend distribution and bonus shares

34.	Calls of shares

35.	Forfeiture

36.	Register of Shareholders

37.	Register of substantial shareholders and additional register of shareholders outside Israel

38.	Stamp, seal and signature rights

39.	Accounts

40.	Charitable contributions

41.	Minutes

42.	Notices

43.	Liquidation

44.	Exceptional Holdings; Compliance with the Communications Order

Public Company Limited by Shares

Companies Law, 5759-1999

Articles of Association
Internet Gold - Golden Lines Ltd.

1.	Interpretation Unless the context otherwise requires, in these Articles the following terms shall have the meaning ascribed to them below:

“These Articles” or “the Articles”		Shall mean these Articles of Association as set forth herein or as amended by the shareholders from time to time;

"Administrative Proceeding"
A proceeding instituted pursuant to (a) Chapter H3 of the Securities Law, “Imposition of Monetary Sanctions by the Securities Authority”; (b) Chapter H4 of the Securities Law, “Imposition of Administrative Enforcement Sanctions by the Enforcement Committee”;  (c) Chapter I1 of the Securities Law, “Arrangement for the Avoidance of Proceedings or Termination of Proceedings, which is Subject to Conditions” or (d) Chapter I4(d) of the Companies Law ;

The “Company”		Shall mean Internet Gold - Golden Lines Ltd.

The “Board of Directors”		Shall mean the Board of Directors of the Company, appointed in accordance with the provisions of these Articles;

The “Companies Law” or the “Law”		The Companies Law 5759-1999, as amended from time to time;

The "Communications Law"	-	The Israeli Communications Law (Telecommunications and Broadcasting), 1982

The "Communications Order"
The Israeli Communications Order (Telecommunication and Broadcasting) (Determination of Essential Service Provided by "BEZEQ" - the Israel Telecommunication Corp., Limited), 5757-1997, issued by the Israeli Minister of Communications, as amended from time to time

The “Securities Law”		Shall mean the Securities Law, 5728-1968, as amended from time to time;

The “Office”		Shall mean the office of the Company, as registered from time to time;

The “Shareholders Register”		Shall mean the shareholders register that should be maintained in accordance with the Law and the provisions of these Articles;

“Writing”		Shall mean print, photocopy, telegram, telex, facsimile, email and any other form of writing, creation or imprint of words in a visible form;

“Ordinary Resolution”		A resolution adopted at a general meeting (whether annual or extraordinary) by a majority of the voters (without taking into account abstentions);

"Bezeq"		"Bezeq" the Israeli Telecommunications Corporation Ltd.;

“Exceptional Holdings (or Excess Holdings)” (Hakhzakot Khorgot)		Shall have the meaning assigned to such term in the Communications Order, for so long as the Communications Order applies to the Company;

“Means of Control”
Any of the following: (1) the right to vote at a General Meeting of the Company; (2) the right to appoint a Director or General Manager of the Company; (3) the right to participate in the profits of the Company; or (4) the right to a share of the remaining assets of the Company after payment of its debts upon liquidation.

The "Ministers"	-	Shall have the meaning assigned to such term in the Communications Order;

"Principal Shareholder"	-	A Person holding, directly or indirectly, 5% or more of the issued share capital of the Company.

Unless the context otherwise requires and subject to the provisions of this Article, terms defined in the Companies Law shall have the meaning ascribed to them therein; words and expressions importing the singular shall include the plural and vice versa; words and expressions importing the masculine gender shall include the feminine gender; and words referring to individuals shall include corporate entities.

2.	Company Purposes The Company purposes shall be as set forth in the Company's Memorandum of Association, as amended from time to time.

3.	Limitation of Liability

(a)
The liability of a shareholder of the Company shall be limited to the amount due by such holder in respect of his shares, and in any event no less than the nominal value of each of such holder’s shares.

(b)
In the event that the Company issues shares for a consideration lower than their nominal value, as stipulated in Section 304 of the Law (the “Reduced Consideration”), the holder of such shares shall only be liable for payment of the Reduced Consideration with respect to shares issued to him as mentioned above.

4.	Articles of Association

(a)	The Company may amend the Articles by an Ordinary Resolution at the general meeting of the Company, subject to Article 20(l).

(b)
Any amendment of the Articles abrogating the rights of any particular class of shares shall require consent of the meeting of shareholders of such class. Notwithstanding the provisions of this section, an alteration of the Articles requiring a shareholder to purchase further shares or to increase the scope of his liability shall not bind the shareholder without his consent.

5.	Share Capital

(a)	The registered share capital of the Company is NIS 5,010,000, divided into 501,000,000 ordinary shares, nominal value NIS 0.01 each (the “Shares” or “Ordinary Shares”).

(b)	All Ordinary Shares rank pari passu with one another for all intents and purposes, and each Ordinary Share confers upon its holder the following rights:

[1]
The right to be invited to and participate in the general meetings of shareholders of the Company, and the right to one vote with respect to every Ordinary Share at each general meeting of the Company in which the holder participates;

[2]	The right to receive dividends and bonus shares if and when distributed, pro rata to the nominal value of the Shares, and regardless of any premium paid with respect thereto;

[3]	The right to participate in the distribution of the Company’s assets after liquidation, according to such holder’s pro rata holding out of the Company’s issued and outstanding share capital;

(c)	Notwithstanding the above, the Company may create shares of different classes as provided in these Articles and in accordance with the law.

6.	Recapitalization; Change in Rights

(a)	The general meeting of shareholders of the Company may, by an Ordinary Resolution, and subject to the provisions of Section 46B of the Securities Law and subject to any other applicable law:

[1]
Increase its share capital by an amount as may be resolved, by the creation of new shares, under the terms and which will confer the rights as may be resolved. Such a resolution may be adopted regardless of whether all the existing shares have been issued or resolved to have been issued.

Unless otherwise resolved in the resolution of the general meeting to increase the share capital, any new share capital shall be deemed part of the Company’s original share capital and shall be subject to the same Articles with regard to calls on shares, liens, transfer, ownership, forfeiture or any other provisions governing the original share capital;

[2]
To consolidate any or all of the share capital of the Company and to divide it into shares of larger nominal value, and if the Shares have no nominal value – into a smaller number of Shares, provided however that this does not alter the proportion of the holdings of issued share capital;

[3]
To divide any or all of the share capital of the Company into Shares of smaller nominal value, and if the Shares have no nominal value – into a smaller number of Shares, provided however that this does not alter the proportion of the holdings of issued share capital;

[4]	Change, cancel, convert, extend, add to or otherwise alter the rights, preferences, privileges, restrictions and provisions, whether attached at such time to Company Shares or not;

[5]	Cancel unissued registered share capital, provided that there is no obligation by the Company, including a conditional obligation, to issue any of these Shares;

[6]	To reduce the share capital in the manner, under the terms and subject to the authorizations as required by the Law;

(b)
The creation or issuance of additional Shares of the same class shall not be deemed an abrogation or change of the rights of such particular class of Shares, except as provided in the terms of issuance of such Shares.

(c)
Any amendment, conversion, cancellation, expansion, addition to or other change in the rights, preferences, privileges, restrictions or provisions attached to any particular class of shares issued to shareholders of the Company, shall require the written consent of holders of all issued shares of such particular class, or authorization by an Ordinary Resolution adopted at an Extraordinary Meeting of such class.

(d)	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to any general meeting of the holders of a particular class of shares.

(e)
In order to effectuate any such resolution, the Board of Directors may settle any difficulty that may arise, at its discretion. Without derogating from the powers of the Board of Directors as mentioned above, in the event that a capital consolidation creates fractional shares, the Board of Directors may:

[1]
Sell all the fractional shares, and for this purpose appoint a trustee in whose name the share certificates with respect to such fractional shares shall be issued and who will sell these shares, and the proceeds of the sale, less commission and expenses, shall be divided among the entitled shareholders;

[2]
To issue to each shareholder who would have, after the consolidation, been entitled to a fractional share, paid-up shares of the class that such holder had prior to the consolidation, in such number that together with the fractional share, will create one whole share, and such issuance shall be deemed to have been effected immediately prior to the consolidation;

[3]
To determine that the shareholders shall not be entitled to receive a consolidated share with respect to a fractional consolidated share arising from the consolidation of half (or less) the number of shares whose consolidation creates one whole consolidated share, and that they shall be entitled to receive a consolidated share with respect to a fractional consolidated share arising from the consolidation of more than half of the number of shares whose consolidation creates one whole consolidated share;

[4]
In the event that action in accordance with Sections (2) or (3) above requires the issuance of additional shares, the payment with respect to such shares shall be effected in the same manner as the payment of bonus shares. Consolidation and subdivision as stated above shall not be deemed alteration of the rights attached to the consolidated or subdivided shares.

(f)
In the event of consolidation of shares into shares of greater nominal value, the Board of Directors may determine arrangements in order to settle any difficulty that may arise in connection with such consolidation, and in particular may determine which shares shall be consolidated into any particular share, and in the event of consolidation of shares that are owned by several holders, the Board of Directors may determine the arrangements for the sale of the consolidated share, the method of sale and the method in which the net proceeds shall be divided, and to appoint a person who will effect the transfer, and any action carried out by such person shall have full force and effect and may not be challenged.

(g)
The Board of Directors shall be responsible for the securities of the Company and may issue or grant such securities at its discretion, subject to the law and the provisions of these Articles. The Board of Directors may:

[1]
Issue or grant shares and other securities, convertible or exercisable into shares, up to the Company’s registered share capital, including the issuance (or otherwise handle them) for cash or non-cash consideration, subject to such conditions and terms, and whether at a premium, nominal value or discount, and at such dates as the Board of Directors may see fit;

[2]	Resolve to issue a series of debentures, as part of the power of the Board of Directors to take loans on behalf of the Company, and up to the limit of such power;

(h)
Unless the Company otherwise resolves in an Ordinary Resolution, in the event that a private placement is offered to a shareholder of the Company, there is no obligation to make a similar offer to all other shareholders of the Company. The Board of Directors may offer securities of the Company to any person at its discretion, whether or not any or all of the Offerees are holders of securities of the Company, and all in accordance with the provisions of the law, these Articles and the agreements by which the Company is bound at the time of such issuance.

(i)	Upon issuance of shares, the Board of Directors may designate different terms for different shareholders with respect to the consideration, the calls on shares and/or the dates of payment.

7.	Ownership of Shares

(a)
The Company shall be entitled to treat the person registered as the holder of any share, as the absolute owner thereof, and accordingly, shall not be bound to acknowledge any trust or other right, whether at law or in equity, of any other person to or in respect of such share, except subject to an order by a competent court or as otherwise required by law. The foregoing shall not apply to a nominee company, as defined by law.

(b)
In the event that the Company receives an application to be registered as a shareholder from a person who has shares registered to his name with a member of the stock exchange, and such shares are registered in the Register of Shareholders in the name of a nominee company, the Company shall register such person in the Register of Shareholders subject to all of the following conditions:

[1]
The applicant provided the Company with an undertaking from such stock exchange member to notify the Company of the applicant’s new holdings immediately upon performance of any action that alters his holdings in the relevant shares;

[2]	The applicant has provided the Company with a written undertaking to notify the Company of any such actions;

(c)
If two or more persons are registered together as holders of a share, each one of them shall be permitted to give receipts binding all the joint holders for dividends, shares, bonus shares, share certificates, debentures, warrants or other monies or rights received from the Company in connection with the share, even if such dividends, shares, bonus shares, share certificates, debentures, warrants or other monies or rights were delivered to another of the joint holders.

(d)
The Company may at any time pay commission to any person with respect to his conditional or unconditional signature or agreement sign on any share, debenture or series of debentures of the Company or with respect to his conditional or unconditional consent to cause any third party to sign any share, debenture or series of debentures of the Company, all in accordance with the provisions of the law.

(e)

[1]
The executors or administrators of a deceased shareholder, or in the absence of same, his entitled heirs, shall be the only persons recognized by the Company as having any title to or interest in the shares registered in the name of such holder.

[2]
In case of a share jointly registered to several holders, then, subject to the provisions of the law, the surviving joint holders alone shall be recognized by the Company as having any title to or interest in the share.

[3]	A joint holder may transfer his joint-ownership in accordance with the provisions of these Articles.

[4]
In case of a shareholder that is a corporate entity under receivership or liquidation, the Company may recognize the receiver or liquidator of such shareholder as having title or interest in such holder’s shares, and in the case of a legally incompetent, the Company may recognize his guardian, or, if such person who is in bankruptcy, his trustee.

(f)
Any person becoming entitled to a share in consequence of the death of a shareholder, upon producing evidence of the grant of probate or letters of administration or declaration of succession, demonstrating that such person is entitled to the shares of the deceased shareholder, may elect either to be registered himself as the holder of the share or, subject to Board of Directors approval in accordance with these Articles, transfer such shares.

8.	Share Certificates

(a)
Each share certificate issued by the Company shall bear the seal of the Company and the signatures of two directors, or the signature of the general manager of the Company and one director or such other person as the Board of Directors may designate.

(b)
Each shareholder shall be entitled to receive from the Company, within six months from the date of issuance or registration of transfer, one share certificate in respect of all of the shares registered in his name and fully paid up, or, if approved by the Board of Directors, several share certificates, each for one or more of such shares.

(c)
Each share certificate shall denote the serial numbers of the shares represented thereby and any other detail that the Board of Directors may deem important or that must be denoted in accordance with the law.

(d)
A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership, and the Company shall not be obligated to issue more than one certificate to all joint holders; a certificate delivered to any one of the joint holders shall be deemed to have been delivered to all of them.

(e)
A share certificate defaced, lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board of Directors, proving such defacement, loss or destruction and subject to the submission to the Company of securities against all possible damages as the Board of Directors may think fit, and all against payment, if imposed.

(f)
The Company may issue share warrants in place of registered shares. Where a share warrant is issued in place of a share registered under a person’s name, the share shall be registered in the Register of Shareholders as a bearer share, and the name of the shareholder shall be removed from the Register of Shareholders.

(g)
A shareholder in lawful possession of a share warrant may return the warrant to the Company for the purpose of its cancellation and conversion into a share registered under his name; upon cancellation, the name of the shareholder shall be entered in the Register of Shareholders, noting the number of shares registered under his name.

9.	Transfer and Transmission of Shares

(a)
No transfer of shares of the Company shall be entered in the Register of Shareholders except subject to one of the alternatives stipulated in Section 299 of the Companies Law, as provided in Article 36(d) herein.

(b)
A deed of transfer with respect to a share of the Company shall be signed by the transferor and the transferee, and the transferor shall be deemed the shareholder as long as the transferee has not been entered in the Register of Shareholders with respect to the transferred share.

(c)	The deed of transfer shall be in the following form or in any form as similar to the following as possible, or in any other form as may be approved by the Board of Directors:

I,             , of             (“Transferor”), in consideration of the sum of NIS             , do hereby transfer to the                      (“Transferee”)             shares, nominal value NIS      each, numbered      to     , inclusive, of Internet Gold - Golden Lines Ltd., to hold unto the transferee, his executors, administrators and assigns, subject to the several conditions on which I held the same immediately before the execution hereof; and I the transferee do hereby agree to take the said shares subject to the conditions aforesaid.

As witness our hands, this      day of                     .

Transferor	Transferee

Witness	Witness

(d)
Together with the deed of transfer, the Company should also receive any other document (including the certificate of the transferred share) as the Board of Directors may require for this purpose. In the event that the transfer is approved, all such documents shall remain with the Company.

(e)
A transfer of shares that have not been fully paid up shall have no effect unless authorized by the Board of Directors. The Board of Directors may, at its absolute discretion and without being required to provide any explanation, withhold its consent to a transfer of shares that have not been fully paid up.

(f)
Every deed of transfer shall be submitted to the Office for registration. Registered deeds of transfer shall remain in the hands of the Company; deeds of transfer that the Board of Directors shall refuse to register due to reasons stipulated in these Articles or by law, shall be returned, upon demand, to the person that submitted them, together with the share certificate (if submitted).

10.	Rights Attached to Shares In addition to the rights of shareholders as stipulated in Article 5(b) above, each shareholder of the Company shall be entitled to the following:

(a)	Shareholders shall have the right to inspect the following documents of the Company:

[1]	Minutes of the general meetings;

[2]	The Register of Shareholders and the register of substantial shareholders of the Company;

[3]	These Articles, as amended from time to time;

[4]
Any document which the company is required to file under the Law and under any law with the Companies Registry or the Securities Authority, available for public inspection at the Companies Registry or the Securities Authority, as the case may be;

(b)
A shareholder shall be entitled to require from the Company inspection of any document in its possession, indicating for what purpose, in event that the document relates to an act or transaction requiring the consent of the general meeting under the provisions of sections 255 and 268 to 275 of the Law.

(c)
The Company may refuse the request of the shareholder if in its opinion the request was not made in good faith or the documents requested contain a commercial secret or a patent, or disclosure of the documents could prejudice the best interest of the Company in some other way.

11.	Corporate bodies of the Company

(a)	The corporate bodies of the Company are:

[1]	The general meeting of shareholders;

[2]	The Board of Directors;

[3]	The general manager; The acts and intentions of a company’s corporate body shall be the acts and intentions of the Company.

(b)	The corporate bodies of the Company shall have the following powers:

[1]	The general meeting shall have the powers stipulated in Article 12 herein.

[2]	The Board of Directors shall have the powers stipulated in Article 22 herein.

[3]	The general manager shall have the powers stipulated in Article 29 herein.

(c)
Unless otherwise expressly stated in these Articles, the Board of Directors may delegate any power of the Company that is not assigned to the Board by law or by these Articles, to any other corporate body of the Company.

(d)
The general meeting may assume powers conferred on the Board of Directors and/or any other corporate body of the Company with respect to any matter that is essential for the proper management of the Company and/or any action that in the discretion of the general meeting is required for the best interest of the Company and/or any matter whatsoever provided that such powers are assumed for a period that is required under the circumstances.

(e)
The Board of Directors may assume powers conferred on the general manager with respect to any matter that is essential for the proper management of the Company and/or any action that in the discretion of the Board of Directors is required for the best interest of the Company and/or any matter whatsoever provided that such powers are assumed for a period  that is required under the circumstances.

General Meetings

12.	The General Meeting and its Powers

(a)	Resolutions of the company in respect of the following matters shall be passed by the general meeting:

[1]	Revisions of the Articles, as provided in Article 4 above;
[2]
Exercise of the powers of the Board of Directors in the event that the Board of Directors is unable to exercise such powers, as provided in Section 52(a) of the Companies Law or as set forth in Section 11(e) above;

[3]	Appointment of the Company’s auditor, the terms under which he shall be retained and termination of his appointment in accordance with the provisions of Article 32 herein;

[4]	Appointment of outside directors in accordance with the provisions of Section 239 of the Companies Law and Article 20(i) herein;

[5]	Approval of actions and transactions requiring approval of the general meeting in accordance with the law;

[6]	Increase or reduction of the registered share capital, as provided in Article 6 above;

[7]	Merger, in accordance with Section 320(a) of the Companies Law;

(b)
The provisions of the law with respect to the dates on which the general meeting should convene, the method by which it should be convened, the business to be considered at a general meeting, quorum, notices, voting, minutes, etc., shall apply to general meetings, extraordinary meetings and class meetings, unless otherwise expressly stated in these Articles, and in accordance with the provisions of the law.

13.	Annual General Meeting

(a)	The Company shall hold an annual general meeting every year no later than on the expiry of fifteen months from the previous annual general meeting.

(b)	The agenda at an annual general meeting shall include:

[1]	a discussion of the financial reports and of the report of the Board of Directors;

[2]	appointment of directors and setting their remuneration;

[3]	appointment of an auditor;

[4]	any matter included in the agenda by the Board of Directors;

[5]
Any matter that the Board of Directors was requested to include in the agenda by one or more shareholders with at least one percent of the voting rights at the general meeting, provided that it is appropriate to discuss such a matter in the general meeting;

14.	Extraordinary Meetings

(a)	The Board of Directors may resolve to convene an extraordinary general meeting, and shall so convene at the demand of any one of the following:

[1]	two directors or one-quarter of the directors in office;

[2]
one or more shareholders with at least five percent of the issued share capital and at least one percent of the voting rights in the company, or one or more shareholders with at least five percent of the voting rights in the Company.

(b)
The agenda at an extraordinary general meeting shall be fixed by the Board of Directors and shall also include matters in respect of which the convening of the extraordinary general meeting is required under Article 14(a) above, as well as any matter requested by a shareholder as provided in Article 13(b)(5) above.

(c)
In the event that the Board of Directors is required to convene an extraordinary meeting as stipulated in Article 14(a) above, the Board of Directors shall, within twenty one days from receiving such requirement, call the meeting as stipulated below for a date as will be designated in the notice that will be provided to the shareholders in accordance with Article 15 herein.

15.	Notices of General Meetings

(a)
The Company shall designate the date of record with respect to entitlement to receive notices of general meetings and participate and vote at such meetings, in accordance with the Companies Law and the regulations promulgated thereunder.

(b)
Subject to the provisions of Section 69 of the Companies Law, notice of a general meeting of shareholders shall be provided to all eligible shareholders only by publication in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership.

16.	Proceedings at the General Meeting

(a)	The general meeting may discuss any business in accordance with the Law and these Articles, and any matter on the agenda as detailed in the notice calling such meeting.

(b)	The quorum for any shareholders meeting shall include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights.

(c)
No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”).

(d)	If within half an hour from the time appointed for the Adjourned Meeting a quorum as stipulated in Article 16(b) is not present, any number of shareholders present shall represent a quorum.

(e)
Notwithstanding the provisions of Article 16(d) above, if a general meeting is convened following demand of shareholders as provided in Article 14(a)(2) above or in accordance with Section 64 of the Law, the Adjourned Meeting shall take place only if there are present at least the number of shareholders required to convene a meeting as provided in Article 14(a)(2) above.

(f)
A general meeting in which a quorum is present may resolve to adjourn the meeting or the discussion or the vote on a matter included in the agenda to such other time and place as it may determine; only matters that were on the agenda and in respect of which no resolution was passed shall be discussed at the adjourned meeting.

(g)	If a general meeting is adjourned as stipulated in Article 16(f) above for more than twenty one days, notices for the adjourned meeting shall be given in accordance with Article 15 above.

(h)
If a general meting is adjourned without changing the agenda for no more than 21 days, notices and invitations for the adjourned meeting shall be given as soon as possible and in any event no later than seventy two hours before the time designated for the Adjourned Meeting; such notices and invitations shall be made in accordance with Sections 67 and 69(a) of the Companies Law, mutatis mutandis.

17.	Chairman of the General Meeting

(a)	The general meeting shall be chaired by the chairman of the Board of Directors or by a person that he has appointed in writing for this purpose, whether in general or for a specific meeting.

(b)
If the Board of Directors has no chair or if he is not present and has not appointed a chairman for the meeting, the meeting shall choose one of the directors present to be the chairman of such meeting, and if none of the directors is present, the meeting shall choose one of the participants to chair the meeting.

18.	Voting at the General Meeting

(a)
Subject and without prejudice to the rights or restrictions attached at any given time to any particular class of shares of the Company, each member shall have the right to one vote for each share that confer voting rights which he holds or with respect to which he acts as proxy. A shareholder shall be entitled to participate in and vote at a general meeting, himself or by proxy, subject to presentation to the Company of evidence of ownership as stipulated in the Articles, as of the date of record designated in the notice of the meeting and in accordance with the Companies Law and the regulations promulgated thereunder.

No holder of Ordinary Shares shall be entitled to participate and vote in any General Meeting (or to be counted as part of the quorum thereat): (i) unless all calls and other sums payable by him in respect of his shares in the Company have been paid, except if the allotment conditions of the shares provide otherwise, and/or (ii) in respect of any Exceptional Holdings, and/or in respect of Undisclosed Holdings as set forth in Article 45.

(b)
A corporation that is a shareholder of the Company may, in accordance with a resolution of its directors or any other managing body of such corporation, empower such person as it may designate to represent it at any general meeting. A person designated as mentioned above may, in accordance with the authorization, exercise the same rights that the represented corporation would have been entitled to exercise.

(c)
In case of a shareholder who is a minor, a conservatee, bankrupt or legally incompetent, or in case of a corporation, if the corporation is in receivership or liquidation, such shareholder may vote through its trustees, receivers, natural or legal guardians, as relevant, and these persons may vote themselves or by proxy.

(d)
If two or more persons are registered as joint owners of any share and are present at and participate in a vote, the vote of the senior amongst the joint owners attending and voting shall be taken into account, and the votes of the other joint holders will be disregarded. For this purpose seniority shall be determined by the order in which the names stand on the Register of Shareholders.

(e)
A shareholder may appoint as proxy a person who is not a shareholder of the Company. The instrument appointing a proxy to participate in and vote at a general meeting on behalf of a shareholder, shall be in writing and signed by the appointing shareholder or by his lawful representative appointed in writing, or, where the appointing party is a corporate entity, the document shall bear binding signatures as required in accordance with the articles of association of such corporate entity. If the appointing entity is a corporate entity, certification by an attorney shall be attached to the instrument appointing the proxy, confirming that the proxy was executed in accordance with the articles of association of the corporation.

(f)
A vote made in accordance with the terms of the proxy shall be valid even if before the vote, the person appointing the proxy died or was declared bankrupt or legally incompetent or canceled the proxy or transferred the share with respect to which the proxy was made, or, in case of a corporation, if a receiver or liquidator was appointed for the corporation, all unless written notice of such change was received at the Office at least one day before the meeting, or, if received at the place designated for the meeting, before the time designated for the meeting.

(g)
A proxy and power of attorney or any other certificate (as relevant) evidencing ownership, or a copy certified by a notary or an attorney, shall be deposited in a place designated for this purpose by the Board of Directors within 48 hours before the general meeting.

(h)	A shareholder holding more than one share shall be entitled to appoint more than one proxy, subject to the following provisions:

[1]	The proxy will specify the class and number of shares with respect to which it is given;

[2]
In the event that the number of share of any given class designated in the proxies made by a single shareholder exceeds the number of shares of such class actually held by such shareholder, all the proxies made by such shareholder with respect to the difference shall be null and void, but the votes with respect to shares held by such shareholder shall remain effective;

[3]
In the event that a shareholder designates a proxy and the proxy instrument does not specify the number or class of shares with respect to which it is given, the proxy shall be deemed to have been made with respect to all of the shares held by such shareholder on the date on which the proxy was deposited with the Company or delivered to the chairman of the meeting, as the case may be. In the event that the proxy is given with respect to a number of shares that is smaller than the number of shares actually held by the appointing shareholder, the shareholder shall be deemed to have abstained from the vote with respect to the balance of the shares, and the proxy shall only be valid with respect to the number of shares stipulated therein.

(i)
The appointment of a proxy (whether for a specific meeting or otherwise) shall be in writing and shall be in the following form or in any other similar form authorized by the Company's Board of Directors, depending on the circumstances:

I,                                     , of                                     , being a shareholder of Internet Gold - Golden Lines Ltd. and entitled to              votes, hereby appoint                                          of                                         , or, in his stead,                                          of                                         , as my proxy to attend and vote on my behalf at the                  (annual/extraordinary/adjourned – as relevant) general meeting of the Company to be held on the      day of                     ,              and at any adjournment thereof.

Neither the holding nor the voting of the shares to which this proxy relates requires the approval of the "Ministers" pursuant to the Communications Law or the Communications Order and are not considered “Exceptional Holdings”, as these terms are defined in the Company’s Articles of Association.

Signed this      day of                     ,             .

                                         .”

(j)
Subject to the provisions of applicable law, the Secretary of the Company may, in his discretion, disqualify proxies, proxy cards, written ballots or any other similar instruments, and notify the shareholder who submitted such proxy, proxy card, written ballot, authorization or similar instrument, in the following cases:

[1]	If the Secretary reasonably suspects that they are forged;

[2]	If the Secretary reasonably suspects that they are falsified, or given with respect to shares for which one or more proxies or written ballots have been given and not withdrawn; or

[3]
If there is no indication on such proxy, proxy card, written ballot or similar instrument as to whether or not the holdings in the Company or the vote of such shareholder require the approval of the Ministers pursuant to the Communications Law or the Communications Order or are regarded as Exceptional Holdings.

19.	Resolutions at the General Meeting

(a)	Any proposed resolution put to vote at a general meeting shall be decided by a show of hands.

(b)	Resolutions at the general meeting, including with regard to mergers, shall be decided by an ordinary majority, subject to the provisions of the law that require a special majority.

(c)
A declaration by the chairman of the general meeting that a proposed resolution has been unanimously adopted or rejected, or carried by a particular majority, shall constitute a prima facie evidence of the adoption or rejection, respectively, of same resolution.

Board of Directors

20.	Number and Appointment of the Directors

(a)
The number of the members of the Board of Directors shall be as determined from time to time by the general meeting, provided however that the Board of Directors (including outside directors) shall consist of not less than two nor more than ten directors. At least two of the members of the Board of Directors shall be outside directors.

(b)
Except for outside directors, the directors of the Company shall be appointed by an Ordinary Resolution at the annual general meeting and shall remain in office until the end of the following annual general meeting; however, as long as no other director has been appointed in their stead, presiding directors shall remain in office, unless their office is vacated by operation of law or in accordance with these Articles.

(c)	The Company shall only appoint as directors such persons who are competent to serve as directors in accordance with the law.

(d)
Subject to the provisions of the law, a director may hold another office under or may be engaged by the Company, whether with or without remuneration, or under or by any other company in which the Company holds shares or any other interest, and may enter into any contract with the Company whether as buyer, seller or otherwise, and no such contract or any other contract or agreement executed by or on behalf of the Company and from which any benefit arises to the director shall be undermined [because of this reason alone], nor shall any director owe the Company any explanation regarding any profit arising from such office, engagement, contract or agreement, only because he is a director or because of the fiduciary relationship in connection therewith, provided that the director has complied with the provisions of the law regarding a personal interest.

(e)	[Reserved.]

(f)	A director whose term terminates, can be reappointed.

(g)
In the event that the office of a director is vacated, regardless of the reason, the directors in office may appoint another director for the vacancy, and such director shall serve in office until the end of the term that his predecessor would have served if his office were not vacated. As long as the number of directors does not exceed the maximum permissible number, the directors may appoint additional directors up to the maximum; such appointment shall be in force until the next general meeting at which directors are appointed.

(h)	The Company may approve the appointment of a director such that his term shall commence at a later time than the appointment.

(i)
Outside directors shall be appointed in accordance with the law. Without prejudice to the foregoing, the Company may approve the appointment of an outside director for two additional three-year terms, in accordance with the provisions of the law.

(j)
A director may appoint an alternate, all in accordance with the provisions of Section 237 of the Law. Alternate directors shall be subject to the provisions of the Law and the provisions of these Articles that apply to directors of the Company, and the office of an alternate director shall be vacated under the circumstances set forth by law or in these Articles that would cause the office of the appointing director to terminate.

(k)	The office of a director other than an outside director shall be vacated, ipso facto, under any of the circumstances set forth in Section 228(a) of the Law, and on any of the following events:

[1]	On his death.

[2]	On the date he is declared legally incapacitated

[3]
The holders of a majority of the voting power represented at a General Meeting in person or by proxy and voting thereon at such Meeting shall be entitled to remove any Director(s) from office, to elect Directors instead of Directors so removed or to fill any vacany, however created, in the Board of Directors.

The provisions of Article 20(b) and 20(k)(3) above shall not be modified without the prior written consent of the Israeli Minister of Communications.

21.	Remuneration of Directors

(a)
No director shall be paid any remuneration by the Company for his services as director unless otherwise will be prescribed by the Company. Each director shall be entitled to reimbursement of his reasonable travel and other expenses incurred in the course of his duty as a director including expenses in relation to participation in Board of Directors meetings.

(b)
A director who provides the Company with special services or exerts special efforts for one of the Company's purposes, shall be entitled to remuneration by the Company in an amount to be prescribed by the Company, and this remuneration shall be added to or come instead of the fixed remuneration, if any.

(c)
Outside directors shall be entitled to remuneration and reimbursement as provided by law. Without prejudice to the above, consideration shall not include the grant of an exemption, an undertaking to indemnify, or insurance pursuant to the provisions of the law and of these Articles, as provided in Article 31 herein.

22.	Powers of the Board of Directors

(a)
Without derogating from the powers conferred on the Board of Directors under these Articles, the Board of Directors shall outline the policy of the company and shall supervise the performance of the functions and acts of the general manager, and:

[1]	shall determine the Company’s plans of action, principles for funding them and the priorities between them;

[2]	shall examine the Company’s financial status, and shall set the credit limits that the Company be entitled to operate;

[3]	shall determine the organizational structure of the Company and its wage policy;

[4]	may resolve to issue debenture series;

[5]	shall be responsible for preparing financial reports and certifying them;

[6]	shall report to the annual general meeting on the position of the Company’s affairs and on the outcome of its business activities as provided in Section 173 of the Companies Law;

[7]	shall appoint and remove the general manager;

[8]	shall decide on acts and transactions requiring its approval pursuant to the provisions of Sections 255 and 268 to 275 of the Companies Law;

[9]	may issue shares and securities convertible to shares up to the limit of the registered share capital of the Company, in accordance with the provisions of Article 6(g) above;

[10]	may resolve to effect a distribution as provided in Article 33 herein;

[11]	shall give its opinion on special tender offers as provided in Section 329 of the Companies Law;

[12]
shall designate the minimum number of directors that must have accounting and financial expertise, in accordance with Section 240 of the Companies Law; the Board of Directors will designate such minimum number taking into account, among other things, the type and size of the Company, and the scope and complexity of its operations, and subject to the number of directors stipulated in the Articles.

(b)	The powers of the Board of Directors under Articles 22(a)(1) through 22(a)(12) may not be delegated to the general manager, except as provided in Section 288(b)(2) of the Companies Law.

(c)	Without prejudice to the powers conferred on the Board of Directors by law or in accordance with these Articles, the Board of Directors is hereby granted additional powers, as follows:

[1]
To appoint any person, persons or corporation to hold in trust for the Company any asset of the Company or in which the Company has an interest, or for any other purpose, and to perform and effectuate all actions and things required in connection with such trust, and see to the payment of such trustee or trustees;

[2]
To open, manage, defend, settle or abandon any litigation initiated by or against the Company or its officials or otherwise relating to Company matters, and to settle with regard to or extend the timetable for the payment or satisfaction of any debt, claims or demands owing by or to the Company;

[3]	Submit to arbitration any claim or demand by or against the Company;

[4]
Appoint, and, at the discretion of the Board of Directors, remove or suspend the general manager, any officer, other employee or representative, whether employed on a permanent or temporary basis or for special services, as the Board of Directors may from time to time determine, and to define their authorities and responsibilities and their remuneration, and to require assurances, under such cases and of such amounts as the Board of Directors may deem fit.

[5]
The Board of Directors may, on an ad hoc or permanent basis, authorize the general manager to appoint officers and other employees, define their authorities and responsibilities and determine their remuneration and terms of employment.

[6]
At any time and from time to time, the Board of Directors may appoint, under a power of attorney, any person to be the representative of the Company for such purposes and with such powers, authorities and discretion (not to exceed such powers, authorities and discretion granted to the Board of Directors under these Articles) and for such period and subject to such terms as the Board of Directors may deem fit from time to time, and any such appointment may, if the Board of Directors so deems fit, be conferred on the members of any local Board of Directors that is established or any member of such Board of Directors, or to any company or its members, its Board of Directors, its representatives, or the managers of any company or firm or to any person designated by any company or firm or in any other way to any group of persons appointed by the Board of Directors, whether appointed directly or indirectly.

[7]
The Board of Directors may appoint an attorney or attorneys in Israel or abroad to represent the Company before any court, arbitrator, judicial and quasi-judicial bodies, local and central government agencies and offices in Israel and abroad, and grant such attorney such powers as the Board of Directors may deem appropriate, including the power to delegate his powers, in full or in part, to another person or persons. The Board of Directors may delegate this power to the general manager on an ad hoc or permanent basis.

[8]
From time to time and at its discretion, the Board of Directors may secure and borrow any amount of money in such manner and under such terms and timetable as it may deem fit, including by issuance of debentures or debenture series, whether secured or otherwise, or by creating a mortgage, pledge or any other security interest over the enterprise or any or all of the Company assets, whether in existence at such time or in the future, including the share capital on which calls have not yet been made and share capital on which calls have been made but which has not yet been paid up.

23.	Chairman of the Board of Directors

(a)	The Board of Directors will elect one of its member as chairman of the Board of Directors.

(b)
The chairman of the Board of Directors shall be elected by the directors at the first Board of Directors meeting after the annual general meeting or after the Board of Directors meeting at which he was appointed to serve as a director, and shall serve as chairman of the Board of Directors as long as the Board of Directors has not otherwise resolved or until he no longer serves as a director.

(c)	The chairman of the Board of Directors shall not have an additional or casting rate at a meeting of the board.

24.	Convening the Board of Directors

(a)	The Board of Directors shall meet according to the needs of the Company, and in any event at least once every three months.

(b)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time, and shall do so at the demand of any of the following:

[1]	Two directors;

[2]	One director – under the circumstances set forth in Section 257 of the Law;

(c)
Without prejudice to the foregoing, the Chairman of the Board of Directors shall convene the Board of Directors in the event that Board of Directors action is required subsequent to a notice or report by the general manager in accordance with Section 122(d) of the Law, or a report by the Company’s auditor in accordance with Section 169 of the Law.

(d)
Where a meeting of the Board of Directors is not convened within fourteen days of the date of demand as provided in Article 24(b) above, or of the date of notice or report of the general manager or the auditor pursuant to Article 24(c) above, each of the persons enumerated in such Articles may convene a meeting of the Board of Directors to discuss the matter specified in the demand, notice or report, as the case may be.

(e)	Notice of a meeting of the Board of Directors shall be delivered to all members at a reasonable time prior to the date of the meeting.

(f)
Such notice shall be delivered to the address of each director as made known to the Company in advance, and it shall state the date of the meeting and the place at which it will convene, as well as a reasonably detailed statement of all of the matters on the agenda.

(g)	Notwithstanding the provisions of Article 24(b), in urgent cases, the Board of Directors may be convened to meet without notice, by the consent of a majority of the directors.

25.	Meeting of the Board of Directors

(a)
The agenda for meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include matters determined by the chairman of the Board of Directors, matters determined as provided in Articles 24(b) and 24(c) above, any matter that a director or the general manager requests the chairman of the Board of Directors to include in the agenda, at a reasonable time prior to the convening of a meeting of the Board of Directors.

(b)
The chairman of the Board of Directors shall direct the meetings of the Board of Directors. Where the chairman of the Board of Directors is not present at the meeting, the Board of Directors shall elect another of its number to direct the meeting and to sign the minutes of the meeting.

(c)	The Board of Directors may hold meetings using any means of telecommunication such that all directors participating in the meeting can hear each other simultaneously.

(d)
The Board of Directors may pass resolutions even without actually convening, provided that all of the directors entitled to participate in the discussion and vote on the matter brought up for resolution have agreed not to convene for this matter.

(e)
Where resolutions are passed in accordance with the provisions of Article 25(d) above, the chairman of the Board of Directors shall prepare and sign minutes of the resolutions, including the resolution not to convene.

(f)	The chairman of the Board of Directors shall be responsible for the implementation of these provisions.

(g)	A majority of the members of the Board of Directors shall constitute a quorum.

(h)
Any meeting of the Board of Directors in which a quorum is present may exercise all the powers, powers of attorney and discretions conferred at such time on or generally exercised by the Board of Directors.

26.	Voting at the Board of Directors

(a)	Each director shall have one vote at meetings of the Board of Directors.

(b)	Resolutions of the Board of Directors shall be passed by ordinary majority; the chairman of the Board of Directors shall not have an additional vote.

(c)	A director, in his capacity as such, shall not be party to a voting agreement, and a voting agreement shall be considered to be a breach of fiduciary duty.

(d)	Minutes approved and signed by the director who chaired the meeting shall serve as prima facie evidence of its contents.

27.	Committees of the Board of Directors

(a)
The Board of Directors may appoint subcommittees. Only directors of the Company may serve as members of subcommittees to which the Board of Directors has delegated any of its powers. Advisory subcommittees may include also non-directors as members (“Subcommittee”).

(b)	A resolution passed or an act done by a Subcommittee in accordance with powers delegated by the Board of Directors, shall be considered as a resolution passed or an act done by the Board of Directors.

(c)
Subcommittees shall provide reports on a current basis to the Board of Directors regarding their resolutions or recommendations.

The Board of Directors shall be informed of resolutions or recommendations of a Subcommittee that requires Board approval a reasonable time before the discussion by the Board of such resolutions or recommendations.

(d)	Articles 24 through 26 shall apply, mutatis mutandis, to the convening of meetings of Subcommittees and the proceedings at such meetings.

(e)	The Board of Directors may not delegate its powers to a Subcommittee with regard to the following matters:

[1]	determining the Company’s general policy;

[2]	distribution, as defined in Section 1 of the Law, unless in respect of purchase of shares of the Company in a framework outlined by the Company in advance;

[3]	determining the position of the Board of Directors in respect of a matter requiring approval of the general meeting or the giving of an opinion as provided in section 329 of the Law;

[4]	appointing directors, if the Board of Directors is entitled to so appoint;

[5]	issuance or grant of shares or securities convertible into shares or realizable as shares, or debenture series, except as set forth in Section 288(b) of the Law;

[6]	Approval of financial reports;

[7]
approval of transactions and acts requiring the approval of the Board of Directors pursuant to the provisions of sections 255 and 268 to 275 of the Law.

With respect to the foregoing matters, the Board of Directors may only appoint advisory committees.

(f)
The Board of Directors may abrogate the resolution of a Subcommittee appointed by it; however, such abrogation shall not prejudice the validity of a resolution of a Subcommittee pursuant to which the Company has acted towards another person who was unaware of the abrogation.

28.	Audit Committee

(a)	The Board of Directors shall appoint from its members an audit committee, and the provisions of Article 27 shall apply thereto, mutatis mutandis.

(b)	There shall be no less than three members of the audit committee, and its members shall be appointed in accordance with the provisions of Section 115 of the Law.

(c)
The internal auditor of the Company shall receive notices of the holding of meetings of the audit committee and shall be entitled to take part in them. The internal auditor may request that the chairman of the audit committee convene the committee to discuss such matter as he may specify in his request, and the chairman of the audit committee shall convene the committee within a reasonable time from the date of the request, if he finds reason to do so.

(d)
A notice of the holding of a meeting of the audit committee at which a matter relating to the audit of financial reports is to be dealt with shall be sent to the auditor who may participate in the meeting.

(e)
The audit committee will locate defects in the company’s business administration, inter alia by consulting with the Company’s internal auditor or with the auditor, and to make proposals to the Board of Directors regarding ways of correcting such defects. The audit committee will also decide whether to approve acts and transactions requiring the approval of the audit committee under sections 255 and 268 to 275 of the Law. In addition, the audit committee will perform all such additional duties as set forth in Section 117 of the Companies Law.

29.	General Manager

(a)
The Board of Directors may, from time to time, appoint one or more persons, whether or not directors, as general manager(s) of the Company, either for a definite period or without any limitation of time, and may from time to time, and subject to the terms of any agreement that may be executed between such general manager(s) and the Company, remove him or them from office and appoint another or others in his or their stead.

(b)
The general manager shall be liable for the current administration of the affairs of the Company, within the scope of the policies determined by the Board of Directors, and subject to its supervision. The general manager shall have all managerial and executive powers granted by law or in these Articles, all managerial and executive powers not granted by law or by these Articles to any other corporate body of the Company, and any other power delegated by the Board of Directors.

(c)
The general manager shall provide the Board of Directors reports of the Company’s routine operations. Such reports will be of such scope and shall be made at such times as directed by the Board of Directors.

(d)
The remuneration and other terms of the general manager shall be determined by the Board of Directors from time to time, subject to the terms of any agreement executed between him and the Company and subject to the provisions of the law, and may be paid as a salary, as a commission based on dividends, profits or turnover, or as a percentage of the profits, or any combination thereof. Where the law requires approval of the general meeting for an agreement with an officer, any such agreement shall be subject to such approval.

(e)
Subject to the provisions of the law, and in particular Section 92 of the Companies Law, the Board of Directors may from time to time delegate to the person acting as general manager at such time, the powers conferred on it in accordance with these Articles, at the discretion of the Board of Directors, and may delegate powers that shall be exercised for such purposes and needs and in such times and under such restrictions as the Board of Directors may deem appropriate. The Board of Directors may determine that powers delegated to the general manager shall be exercised exclusive by the general manager or by both the general manager and the Board of Directors, and may from time to time cancel, change and replace any or all of these powers.

(f)	The general manager may, subject to Board of Directors approval, delegate some of its powers to another person reporting to him.

(g)
The general manager shall provide the Board of Directors reports of the Company’s routine operations. Such reports will be of such scope and shall be made at such times as directed by the Board of Directors. The chairman of the Board of Directors may, at his initiative or by resolution of the Board of Directors, require the general manager to provide a report regarding the business of the Company.

30.
Officers of the Company

The Board of Directors may from time to time appoint and remove, and, subject to the provisions of the law and Article 23(c)(5) above, authorize the general manager on an ad hoc or permanent basis to appoint other officers and other employees, define their authorities and responsibilities and fix their remuneration and terms of employment.

31.	Liability Insurance, Indemnity and Exemption

(a)
Subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of an officer for an obligation imposed upon him due to an act or omission performed by him by virtue of his being an officer, in any of the following instances:

[1]	breach of duty of care towards the Company or towards any other person;

[2]	breach of the duty of loyalty to the Company, while acting in good faith and having reasonable cause to assume that such action would not prejudice the interests of the Company;

[3]	a financial obligation imposed on him in favor of another person;

[4]	expenses, including reasonable litigation expenses and legal fees, incurred by an officer as a result of an Administrative Proceeding instituted against the officer.
[5]	payments to an injured party imposed on the officer pursuant to Section 52ND(a)(1)(a) of the Securities Law.

In the event that the insurance contract covers the liability of the Company as well, the officer shall have precedence over the Company in collecting the insurance payments.

(b)	Subject to the provisions of the Companies Law, the Company may indemnify an officer for a liability or an expense as detailed in below, imposed or incurred by him in such capacity:

[1]	any financial obligation imposed on him in favor of another person by, or expended by him as a result of, a court judgment, including a settlement or an arbitrator’s award approved by court;

[2]
all reasonable litigation expenses, including attorneys’ fees, expended by the officer - (i) due to an investigation or a proceeding instituted against him by an authority qualified to administrate such investigation or proceeding, where such investigation or proceeding is “concluded without the filing of an indictment against the officer” (as defined in the Companies Law) and “without any financial obligation imposed on the officer in lieu of criminal proceedings” (as defined in the Companies Law), or that is concluded without indictment of the officer but with a financial obligation imposed on him in lieu of criminal proceedings with respect to a crime that does not require proof of mens rea (criminal intent), or - (ii) in connection with a monetary sanction ("Itzum Caspi") .

[3]
all reasonable litigation expenses, including attorneys’ fees, expended by an officer or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in any criminal proceedings in which he is acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which he is convicted.

[4]
The Company may covenant to indemnify prospectively, as set forth in Section [1] above, provided, however, that such indemnification will be limited to matters which are deemed by the Company’s Board of Directors, based on the activity of the Company at the time of the covenant, to be foreseeable, and to an amount or criteria that the Board of Directors has determined as reasonable under the circumstances, and provided further that the covenant to indemnify shall state the events that in the opinion of the Board of Directors are foreseeable given the Company’s actual activity at the time of the covenant and the amount or criteria that the Board of Directors has determined to be reasonable under the circumstances; with respect to events enumerated in Sections [2] and [3] above, the Company may also agree to provide indemnification retroactively; and all in accordance with Section 260(b) of the Law.

[5]	expenses, including reasonable litigation expenses and legal fees, incurred by an officer as a result of an Administrative Proceeding instituted against the officer.
[6]	payments to an injured party imposed on the officer pursuant to Section 52ND(a)(1)(a) of the Securities Law.

(c)	The foregoing shall not limit the Company in any way with regard to engaging in an insurance or indemnification agreement:

[1]	With respect to persons who are not officers of the Company, including employees, contractors or consultants of the Company;

[2]	With respect to officers of the Company – to the extent such insurance or indemnification are not expressly prohibited by law.

(d)	Subject to the provisions of the Law, the Company may, before the event, fully or partially exempt an officer from liability with respect to the breach of the duty of care.

(e)
Notwithstanding the provisions of Section [d] above, the Company may not, before the event, exempt a director from his liability with respect to breach of the duty of care in distribution (as defined in the Companies Law).

32.	Internal Auditor and Auditor

(a)

[1]	The Board of Directors shall appoint an internal auditor at the proposal of the audit committee.

[2]	The internal auditor shall report to the chairman of the Board of Directors.

[3]	The internal auditor shall submit a proposal for an annual or periodic work plan to the audit committee, which shall approve it subject to such amendments as they see fit.

[4]
The internal auditor shall submit a report of his findings to the chairman of the Board of Directors, to the general manager and to the chairman of the audit committee; a report relating to matters audited pursuant to section 150 of the Law shall be provided to whoever charged the internal auditor with carrying out the audit.

[5]	The office of an internal auditor shall not be terminated except in accordance with the provisions of Section 153 of the Law.

(b)

[1]
The general meeting shall appoint an auditor for the Company. The auditor shall continue to serve until the end of next annual meeting after the annual meeting that appointed him. The general meeting may appoint an auditor to serve as such for longer than a year, all subject to the provisions of Section 154(b) of the Law.

[2]	The Company may appoint several auditors to perform the audit jointly.

[3]
The auditor’s fees shall be fixed by the general meeting appointing the auditor, or, if the general meeting did not fix the fees or has authorized the Board of Directors to do so, by the Board of Directors. The Board of Directors shall fix the auditor’s fees with respect to other services provided to the Company. The Board of Directors shall report to the general meeting of the terms of engagement of the auditor with respect to additional services, including payments and obligations of the Company toward the auditor.

33.	Distribution, Dividend Distribution and Bonus Shares

(a)	Distribution, dividend distribution and issuance of bonus shares shall be made in accordance with the provisions of the Law and these Articles, as follows:

[1]	The Board of Directors may resolve to make a distribution, distribute dividend or issue bonus shares.

[2]
Dividend distribution to shareholders of the Company shall be made to all shareholders pro rata to the nominal value of each share, unless these Articles, as amended, expressly stipulate preferences with respect to dividend distribution.

[3]
The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by him to the Company in respect of such share, whether or not such payment by the shareholder has already become due.

(b)
The Company may issue redeemable securities, all subject to the provisions of Section 312 of the Law and as will be determined in the terms of issuance of such redeemable securities. The power to issue redeemable securities is conferred upon the Board of Directors.

(c)
The Board of Directors may, as it deems useful and appropriate, appoint trustee or notables to hold in trust dividends, shares or other benefits of any kind uncollected over a certain period of time by holders of bearer shares or by registered shareholders who did not notify the Company of a change of address and did not contact the Company to collect such dividend, shares or benefits, over such period of time. Such notables or trustees shall be appointed in order to liquidate, collect or receive such dividends, shares and benefits, and execute unissued shares offered to the shareholders, but will not be entitled to transfer, assign or vote the shares with respect to which they were appointed or to transfer or assign any such benefits that they hold in trust. The terms of any such trust or appointment of notables shall stipulate that upon the first demand by a share with respect to which such trustee or notables were appointed, they shall return the relevant share and all the benefits held in trust to such shareholder or to any other person as the Company may instruct. All actions and arrangements effected by such trustees or/and any agreement between them and the Board of Directors shall be binding upon all the relevant parties.

(d)
The Board of Directors may from time to time determine the method of payment of dividend or distribution of bonus shares or any other benefits, and the arrangements with respect thereto, both to holders of registered shares and to holders of bearer shares. Without prejudice to the above, the Board may effect payment of any dividend or moneys with respect to shares, by delivery of check by mail to the shareholder's address as entered in the Register of Shareholders.

34.	Calls on Shares

(a)
The Board of Directors may, from time to time, at its discretion or subject to the terms stipulated upon issuance of the relevant shares, make calls upon shareholders to perform payment of any amount of the consideration of their shares not yet paid, provided that such shareholders receive at least fourteen days' notice for each call. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call.

(b)	The joint holders of a share shall be bound jointly and severally to pay all calls and installments in respect thereof.

(c)
The shareholder or the person to whom the share was issued shall owe the Company indexation and interest, as will be determined by the Board of Directors, with respect to any amount not paid when due. Interest will accrue from the date designated for payment and until actual payment. The Board of Directors may waive indexation or interest in full or in part.

(d)
Any sum which by the terms of issuance of a share becomes payable upon issuance or at a fixed date, whether on account of the nominal value of the share or by way of premiums, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of the issuance the same become payable, and in the event of default, all of the provisions of these Articles with respect to indexation, interest and costs, forfeiture, etc., and all the other relevant provisions hereof shall apply, as if such sum had been payable by virtue of a call duly made and notified.

(e)
The Board of Directors may, if it deems fit, receive from any shareholder willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and may, as may be agreed between the Board of Directors and the shareholder, pay such shareholder, in addition to any dividend (if any) paid with respect to the paid-up portion of the share with respect to which early payment has been made, interest and indexation with respect to such early payment or to any portion thereof exceeding the amount which at any given time has been called.

35.	Forfeiture

(a)
In the event that any shareholder (“Debtor”) fails to pay when due any amount payable pursuant to a call in accordance with the provisions of Article 34 above, the Board of Directors may at any time thereafter resolve that any of the shares with respect to which the Debtor has received the call shall be forfeited.

(b)	In accordance with the provisions of the law, forfeiture of a share shall, cause all rights in the Company and all demands toward it with respect to such share to terminate, ipso facto.

(c)	Forfeiture will extend to any dividend with respect to such share, unpaid before forfeiture, even if already declared.

(d)
A forfeited share may be sold, reallocated or otherwise disposed of on such terms and in such manner as the Board of Directors may deem fit, with or without any amount paid or deemed to have been paid on the share. Until sold, forfeited shares shall be dormant, as defined in Section 308 of the Law.

(e)
In the event that the proceeds of the sale of forfeited shares exceeds the consideration owed by the Debtor, the Debtor shall be entitled to the difference, provided that the amount retained by the Company shall not be less than the full consideration owing by the Debtor plus the cost of the sale.

(f)	The Board of Directors shall be entitled, although not obligated, at any time to collect forfeited money or any part thereof.

36.	Register of Shareholders

(a)	The Company shall maintain a shareholders’ register, which will include the following details:

[1]	The name, identity number and address of each shareholder, as provided to the Company;

[2]	The number and class of shares held by each shareholder, noting the nominal value of such shares, and if any amount is still due with respect to any share – such amount should also be noted;

[3]	The date of issuance or transfer of the shares to the current shareholder, as relevant;

[4]	If the shares have serial numbers, the Company shall, next to the name of each shareholder, note the serial numbers of his shares;

(b)
In the event that the Company has dormant shares, as stated in Section 308 of the Law, the Register of Shareholders shall also note the number of dormant shares and the date on which they became dormant, all based on the information available to the Company. The Register of Shareholders should also specify the number of shares of the Company that, in accordance with Section 309(b) or 333(b) of the Law, do not grant voting rights, and the date on which they because shares of this kind.

(c)
In the event that the Company maintains an additional register of shareholders, as provided in Article 37 herein, and in the event that the shares registered there have serial numbers, such serial numbers shall be registered in the additional register.

(d)	The Company shall alter the registration of ownership of shares in the Register of Shareholders as provided in section Article 36(a), in each of the following circumstances:

[1]
a deed of transfer of the share was delivered to the Company, signed by the transferor and the transferee, and any requirements of the Articles, the Communications Law, the Communications Order, so long as the Communications Order applies to the Company, with respect to the transfer of shares have been complied with;

[2]	a court order requiring the amendment of the Register of Shareholders was delivered to the Company;

[3]
it has been proven to the Company that the legal conditions (including under the Articles, the Communications Law and the Communications Order, so long as the Communications Order applies to the Company) for assigning the right have been satisfied;

[4]
any other condition that is sufficient under the Articles, the Communications Law, the Communications Order, so long as the Communications Order applies to the Company, for registration of a change in the Register of Shareholders has been satisfied.

(e)
The Company may close the Register of Shareholders for a reasonable time, not to exceed 30 days, as may be designated by the Board of Directors. The Company shall publish notice of closing the Register of Shareholders at least 7 days ahead of time.

37.	Register of Substantial Shareholders and Additional Register of Shareholders outside Israel

(a)	Reports received by the Company pursuant to the Securities Law relating to the holdings of substantial shareholders of shares in the Company shall be kept in the register of substantial shareholders.

(b)	The Company may keep an additional register of shareholders outside of Israel, subject to the provisions of Section 138 of the Law.

38.	Stamp, Seal and Signature Rights

(a)	The Company may designate a seal or rubber stamps, and the Board shall provide for their safe custody;

(b)
The Board of Directors may authorize any person to sign on behalf of and act in the name of the Company, and the actions and signature of such person shall be binding upon the Company, provided that such actions and signature are not ultra vires;

(c)	The Board of Directors may use and maintain a seal for use outside of Israel, and instruct as to how it is to be used.

39.
Accounts

The Board of Directors shall cause accurate books of accounts to be maintained and financial reports to be published in accordance with Sections 171 through 175 of the Companies Law and in accordance with the provisions of any other applicable law.

40.
Charitable Contributions

The Company may make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations. The Board of Directors shall be authorized to implement this Article.

41.
Minutes

The Company shall keep minutes of the proceedings at the general meeting, class meetings, meetings of the Board of Directors and meetings of Subcommittees, and shall keep them at its registered office or at any other address of which it has notified the Registrar, for a period of seven years from the date of such meeting.

42.	Notices

(a)
Notices and other documents that are to be delivered to any or all of the shareholders can be delivered by the Company to each of the shareholders in person or by duly stamped registered mail, addressed to the registered address of the shareholder in the Register of Shareholders, or by publication of a notice to shareholders or holders of rights of any kind in two daily Hebrew-language newspapers in Israel that have a reasonably-sized readership. Such publication shall be in lieu of personal delivery or delivery by registered mail.

(b)
If two or more persons are joint holders of a share, notices with respect to such share shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership, and any notice delivered in this manner shall be deemed sufficient. In the alternative, notice can be delivered by publication in two daily Hebrew-language newspapers in Israel that have a reasonably-sized readership.

(c)
Any shareholder registered in the Register of Shareholders, whether according to an address in Israel or abroad, and who from time to time gives the Company notice of an address for notices to be delivered to him, shall be entitled to receive notices in accordance with these Articles at such address. A shareholder shall not be entitled to receive notices at any address except as mentioned above.

(d)
A notice may be given by the Company to the persons entitled to a share in consequence of the death, bankruptcy or legal incompetence of a member, or, in case of a corporation, to the receiver or liquidator, by sending it through the mail by a prepaid letter to the address, if any, supplied for the purpose by the persons claiming to be so entitled, or – until such an address has been so supplied – by giving the notice in any manner in which the same might have been given if the death, bankruptcy, legal incompetence, liquidation or receivership had not occurred

(e)
Any notice or other document delivered or sent by mail shall be deemed to have been received within two business days from dispatch at the post office; proof that a letter containing the notice or document has been addressed to the address according to Company records and has been delivered to the post office with the correct stamp, shall be deemed proof of delivery.

(f)
Subject to the provisions of the law, wherever notice of a certain number of days should be given or where notice should be given that will be effective for a specific period of time, such number of days or period shall be inclusive of the date of delivery.

43.
Liquidation

In the event that the Company is liquidated, whether voluntarily or otherwise, the remaining assets after satisfaction of debt shall be distributed, in accordance with the law and subject to preferred rights that may be attached to shares, according to the following order:

(a)	Repayment of share capital: pari passu, pro rata to the share capital paid up on the nominal value of the shares.

(b)
The remainder: pari passu, pro rata to the share capital paid up on the nominal value of the shares, and for this purpose any uncalled amount shall be deemed to have been paid up, and any amount with respect to which a call has been made and which has not been paid as of the commencement of liquidation, shall not, for the purpose of this distribution, be deemed part of the paid up share capital.

44.	Exceptional Holdings; Compliance with the Communications Law and the Communications Order

The following provisions of this Article 44 shall apply for as long as and to the extent that the Communications Order applies to the Company:

(a)
To the extent practicable, the existence of Exceptional Holdings shall be indicated in a Register of Shareholders with a notation that such holdings have been classified as Exceptional Holdings immediately upon the Company’s learning of the same. The Company shall send a notice of any Exceptional Holdings to the registered holder of the Exceptional Holdings and to the Ministers immediately upon the Company becoming aware of such event.

(b)
Exceptional Holdings shall be subject to the provisions of the Communications Order applicable to Exceptional Holdings (including, without limitation, Section 8 thereof), and without derogating from the foregoing, shall not entitle the holder thereof to any rights in respect of such holdings, unless and to the extent that the entitlement of holders to rights in respect of such Exceptional Holdings is permissible under the Communications Order. Therefore, any action taken or claim made on the basis of a right deriving from Exceptional Holdings shall have no effect from the time that the Company becomes aware thereof, except and to the extent that the Communications Order provides otherwise.

Without derogating from the foregoing, unless and to the extent that the Communications Order provides otherwise:

(c)
Exceptional Holdings shall not have any voting rights at a General Meeting. Any shareholder participating in a General Meeting shall certify to the Company prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in the Company or his vote require the approval of the Ministers pursuant to the Communications Law and the Communications Order; in the event that any shareholder does not provide such certification as aforesaid, he shall not be entitled to vote at a General Meeting and his vote shall not be counted for quorum purposes.

(d)
No Director shall be appointed, elected or removed by virtue of Exceptional Holdings. In the event a Director is appointed, elected or removed by virtue of Exceptional Holdings, such appointment, election or removal shall have no effect.

(e)
Without derogating from any other provision of the Communications Order, any person holding such number of shares of the Company that requires approval under the Communications Order, shall notify the Company, Bezeq and the Ministers thereof in writing, no later than 48 hours from the date of acquiring such holding.

(f)
The shareholders of the Company shall at all times comply with the terms of the Communications Law and the Communications Order. Nothing herein shall be construed as requiring or permitting the performance of any acts that are inconsistent with the terms of the Communications Law or the Communications Order. If any of these Articles shall be found to be inconsistent with the terms of the Communications Law or the Communications Order, the inconsistent provisions of such article shall be null and void, but the validity, legality or enforceability of provisions of other provisions shall not be affected thereby.

45.	Reports by Principal Shareholders

The following provisions of this Article 45 shall apply for as long as the Communications Order applies to the Company:

(a)
Any person who after acquiring, directly or indirectly, shares in the Company becomes a Principal Shareholder, shall, no later than 48 hours after becoming a Principal Shareholder, notify the Company thereof, by written notice specifying the number of the shares held by such Shareholder and the date on which such Shareholder became a Principal Shareholder. The Company shall send a notice to the Ministers of any shareholder becoming a Principal Shareholder within 48 hours of the Company becoming aware of such event

(b)	Any person who ceases to be a Principal Shareholder, shall, no later than 48 hours thereof, notify the Company, in writing, of the date on which such person ceased to be a Principal Shareholder.
(c)
A Principal Shareholder shall notify the Company in writing of any aggregate change in its holdings of shares in the Company amounting to 1% or more of the outstanding share capital of the Company, from the last notice of holdings provided by such Principal Shareholder to the Company, by registered or certified mail, within fourteen (14) days after such change. The Company shall send a notice to the Ministers of such change in the holdings of a Principal Shareholder within 48 hours of the Company becoming aware of such event

(d)
In the event a Principal Shareholder fails to provide the notice required  pursuant to the provisions of this Article 45 ("Undisclosed Holdings"), then until such Principal Shareholder notifies the Company of such Undisclosed Holdings pursuant to the provisions of this Article 45, the following provisions shall apply to such Undisclosed Holdings:

(i)
the Principal Shareholder shall not be entitled to any rights in respect of such shares, and the applicable provisions of Section 8 of the Communications Order with regard to Exceptional Holdings, as may be amended from time to time, shall apply to such Undisclosed Holdings;

(ii)
the Principal Shareholder shall not be entitled to any rights in respect of such shares, and the applicable provisions of Section 8 of the Communications Order with regard to Exceptional Holdings, as may be amended from time to time, shall apply to such Undisclosed Holdings;

(e)	The provisions of this Article 45 shall not derogate from any other legal duty of a Shareholder to disclose its holdings or beneficial ownership of the Company's shares or Means of Control.

Appendix B

Date: __________

To: ____________________

Letter of Indemnification

1.	Undertaking of Indemnification General

1.1
Please be advised that the board of directors (the “Board”) of Internet Gold - Golden Lines Ltd. (the “Company”) in a Board resolution dated [______] and the shareholders of the Company (the “Shareholders”) in a Shareholders resolution dated [_______] have resolved to indemnify its directors and officers, to the fullest extent permitted by law, as set forth herein.

1.2	Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

1.3
This Letter of Indemnification and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification of Office Holders (as defined in the Companies Law).

2.	[Reserved]

3.	Indemnification

3.1
The Company shall indemnify you with respect to a liability or expense of the kind described in this Section 3.1 below, imposed upon or incurred by you as a result of an action and/or an omission performed by you in your capacity as an Office Holder of the Company, irrespective of whether you remain an Office Holder, arising from one or more of the events specified in Section 5 below:

(a)	A monetary liability imposed on you pursuant to a judgment in favor of another person, including a judgment imposed on you in a settlement or in an arbitrator’s award approved by a competent court;

(b)
Reasonable litigation expenses, including attorney’s fees, which you incurred as a result of an investigation or proceeding conducted against you by a competent authority, which concluded without an indictment against you and without any monetary obligation imposed on you in lieu of a criminal proceeding, or which concluded without an indictment against you and a monetary obligation was imposed on you in lieu of a criminal proceeding for an offense that does not require proof of criminal intent.

The terms “which concluded without an indictment against you” in a matter in which a criminal investigation was commenced and “monetary obligation imposed on you in lieu of a criminal proceeding” shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(c)
Reasonable litigation expenses, including attorneys' fees, expended by you or imposed upon you by a court - (i) in a proceeding instituted against you by the Company or on its behalf or by another person, or in a criminal charge from which you are acquitted, or in a criminal charge for which you are convicted of an offense that does not require proof of criminal intent, or (ii) in connection with a monetary sanction ("Itzum Caspi");

(d)
Expenses, including reasonable litigation expenses and legal fees, incurred by you as a result of a proceeding instituted against you pursuant to - (a) Chapter H3 of the Israeli Securities Law, 1968 (the "Securities Law"), “Imposition of Monetary Sanctions by the Securities Authority”; (b) Chapter H4 of the Securities Law, “Imposition of Administrative Enforcement Sanctions by the Enforcement Committee”;  (c) Chapter I1 of the Securities Law, “Arrangement for the Avoidance of Proceedings or Termination of Proceedings, which is Subject to Conditions”; or (d) Chapter I4(d) of the Companies Law; and

(e)	Payments to an injured party imposed on you pursuant to Section 52ND(a)(1)(a) of the Securities Law.

The above indemnification will also apply to any action taken by you in your capacity as an Office Holder of any other company controlled, directly or indirectly, by the Company (“Subsidiary”).

3.2	Notwithstanding the aforesaid, you will not be indemnified with respect to:

(a)	a breach of the duty of loyalty towards the Company, except where you have acted in good faith and with reasonable grounds to assume that your actions would not adversely affect the Company;

(b)	a breach of the duty of care committed intentionally or recklessly (“pzizut”), unless committed only in negligence;

(c)	an action taken with the intention to unlawfully gain a personal profit; and

(d)	any fine, monetary sanction ("Itzum Caspi") or administrative pecuniary punishment (“kofer”) imposed on you; and

(e)	A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

4.	Amount of Indemnification; No Duplicate Recovery

4.1
The amount of indemnification that the Company undertakes towards all Office Holders whom it has been resolved to indemnify pursuant to the above resolutions for the matters and in the circumstances described herein, jointly and in the aggregate, shall be up to a total amount equal to $10,000,000.

4.2
The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that you will not be entitled to payment from the Company for amounts which you have actually obtained under the D&O Policy.  In addition to the above, the Company shall not be liable hereunder to make any payment to you to the extent that you have otherwise actually received payment from a third party of the amounts otherwise indemnifiable hereunder, without any obligation to repay any such payment.

4.3	Subject to the foregoing, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.4
If the Company has fully complied with its obligations to you hereunder, then, with respect to any payment of costs and expenses that the Company has actually paid pursuant hereto, the Company will be entitled to the amount, if any, actually collected from a third party for such costs and expenses, to the extent that your receipt of such amount would give you a double recovery for such costs and expenses.

5.	Categories of Events to which the Indemnification Applies

The indemnification undertaking under Section 3.1(a) above shall be limited to liabilities or expenses arising from one or more of the following events:

5.1
Actions relating to an offer or issuance of securities of the Company and/or by a shareholder to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents or other proceedings in connection with execution thereof.

5.2
Violations of securities laws of any jurisdiction, including, without limitation, failure to comply with disclosure requirements of the Securities and Exchange Commission and/or Israeli Securities Authority and/or any stock exchange or other rules relating to relationships with securities holders.

5.3	Occurrences resulting from the Company’s status as a public company whose shares are offered to the public and/or traded on a stock exchange in Israel and/or abroad and/or as required under law.

5.4	Resolutions and/or actions relating to the operations and management of the Company and/or of any Subsidiaries and/or affiliated companies.

5.5
Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property of the Company or its Subsidiaries and/or affiliated companies, including without limitation their protection, including by registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.6
Occurrences, resolutions and/or actions relating to investments in the Company and/or Subsidiaries and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

5.7
Resolutions and/or actions relating to employment matters of the Company, Subsidiaries and/or affiliated companies and labor relations, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits.

5.8	Resolutions and/or actions relating to transactions of the Company, Subsidiaries and/or affiliated companies with others, including inter-company transactions, and clients, contractors, suppliers etc.

5.9	Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company.

5.10	Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company.

5.11	Resolutions and/or actions relating to a merger or restructuring of the Company, a Subsidiary and/or affiliated companies.

5.12	Resolutions and/or actions relating to environmental matters.

5.13	Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company, a Subsidiary and/or affiliated companies.

5.14	Resolutions and/or actions in connection with an affiliated company or a Subsidiary.

5.15	Resolutions and/or actions relating to the approval of transactions with directors and officers of the Company; and also with holders of controlling interests in the Company.

5.16	Resolutions and/or actions in connection with the approval of financial statements of the Company, Subsidiaries and/or affiliated companies.

5.17	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or affiliated companies, whether such policies and procedures are published or not.

5.18	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries and/or affiliated companies.

Miscellaneous

6.
In the event that an investigation and/or a legal proceeding is commenced against you, or there exists a threat or concern that such a proceeding shall be commenced, the Company will make available to you, in advance and on account, such amounts as shall be estimated by the Company to cover those reasonable legal expenses, including attorneys’ fees, to which you are entitled to be indemnified, unless the Company shall take upon itself to manage the proceedings as provided herein below.

Additionally, the Company shall make available to you any securities and/or guarantees which you will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on your assets, prior to the commencement and/or termination of any such action or proceeding, provided however, that the total of such amounts, securities and guarantees shall not exceed the maximum amount of indemnification hereunder, as provided in Section 4.1 above.

In the event that the Company provides you with advance funds and it transpires that you are not entitled to indemnification, you shall cause the discharge of the same, and if any such securities or guarantees have been realized, you shall, upon first demand by the Company, refund the Company and repay all amounts previously paid by the Company linked to the representative rate of exchange of the U.S. dollar.

7.	Your right to indemnification hereunder shall be subject to the following conditions:

7.1
You shall notify the Company of any legal proceeding initiated against you and of any possibility or threat that such an action will be initiated, immediately after you shall gain knowledge or become aware of the same and in any case within fourteen (14) days from the day that you are first aware thereof and you shall promptly transfer to the Company or its designee, any document transferred to you and any information you shall obtain relating to such action.

In addition, you shall notify the Company on a regular basis of any events that may result in the initiation of a legal action against you.

7.2
Other than with respect to proceedings that have been initiated against you by the Company or in its name, and except when there is a conflict of interest between you and the Company, the Company shall have the right to assume the defense on your behalf and/or to retain any attorney (subject to the provisions of Section 6 above), except for an attorney who shall not be acceptable to you based on reasonable grounds, in which event the Company shall retain an alternative attorney.

The Company and/or the attorney retained by the Company shall be entitled to act in their sole discretion and to conclude the action in any manner, including by way of a settlement, provided, however, that the Company and its attorney shall keep you notified on a regular basis of all events in the action.

You shall execute any document requested by the Company, empowering the Company and/or its attorney to defend and/or represent you in such action.

For the avoidance of doubt, in the case of criminal or administrative proceedings the Company and/or the attorney retained by the Company will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the foregoing will not prevent the Company and/or its attorneys, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

7.3
You shall fully cooperate with the Company and/or the attorney retained in any action in any reasonable manner required from you relating to the legal action, provided that the Company covers all of your expenses arising from such cooperation.

7.4
Notwithstanding the foregoing, you will be entitled to appoint an attorney of your own that shall accompany you in such procedure. Your attorney shall be fully updated on the defense procedure, and the Company and the attorney conducting the legal defense on behalf of the Company shall fully cooperate with your attorney, including regularly consulting with your attorney on the measures taken in the course of the defense.

If, in accordance to paragraph 7.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any legal fees or expenses that you may expend in connection with your defense.

7.5
The Company shall not be required to indemnify you for any amount paid by you in accordance with any settlement in any legal action, demand or other proceeding, unless it had given its prior written consent to such settlement.

7.6
You shall not admit and/or assume any responsibility for any action for which you are entitled to indemnification pursuant to this Letter of Indemnification, before having received the Company’s written consent thereto.

8.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the resolutions referenced in Section 1.1 above derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay, to the maximum extent permitted by the Companies Law.

9.
This Letter of Indemnification shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the insured amount of the directors and officers insurance policy or due to the fact that the Company is unable to acquire insurance covering the indemnifiable events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

10.
The undertakings of the Company pursuant to this Letter of Indemnification shall be widely construed and in a manner designed to give them effect to the fullest extent permissible by law. In the event of any contradiction between the provisions of this Letter of Indemnification and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.

11.
Subject to applicable law, the undertaking for indemnification shall apply to proceedings initiated against you during your office as well as to proceedings that will be initiated against you after you are no longer in office, provided however, such proceedings relate to actions performed by you in your capacity as an Office Holder of the Company while you were in office.

12.
This document shall constitute a binding undertaking by the Company enforceable in accordance with its terms. Any amendment, addition or omission will be valid only upon execution of a written agreement signed by the parties hereto. No waiver of any of the provisions of this Letter of Indemnification shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

13.	The Company shall perform any action and execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.
Your rights hereunder may not be assigned or transferred in any manner. Notwithstanding the above, this Letter of Indemnification is granted to and shall be actionable by your estate, your respective successors, or legal representatives.

15.
This Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Tel Aviv, Israel, shall have any jurisdiction, over any matter in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

Kindly sign and return the enclosed copy of this Letter of Indemnification to acknowledge your agreement to the contents hereof.

Sincerely, ___________________________ Internet Gold - Golden Lines Ltd.

Accepted and agreed to as of the date
First above written: ______________________________

Appendix C

Date: __________

To: ____________________

Letter of Exemption

1.	Undertaking of Exemption General

1.1
Please be advised that the board of directors (the “Board”) of Internet Gold - Golden Lines Ltd. (the “Company”) in a Board resolution dated [______] and the shareholders of the Company (the “Shareholders”) in a Shareholders resolution dated [_______] have resolved to grant its directors and officers an exemption, as set forth herein.

1.2	Terms not defined in this Letter of Exemption shall have the meanings assigned to them in the Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

1.3	This Letter of Exemption and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the exemption of Office Holders (as defined in the Companies Law).

2.	Exemption

In your capacity as an Office Holder, the Company hereby grants you an exemption of liability, to the fullest extent permitted by law, for damages suffered as a result of a breach of your duty of care to the Company, provided that this exemption shall not apply to a liability arising from any of the following:

2.1	A breach of the duty of loyalty towards the Company;

2.2	A breach of the duty of care committed intentionally or recklessly (“pzizut”), unless committed only in negligence;

2.3	Any action taken with the intention to unlawfully gain a personal profit;

2.4	Any fine, monetary sanction ("Itzum Caspi") or administrative pecuniary punishment (“kofer”) imposed on you;

2.5	A breach of the duty of care in connection with a "distribution" (as defined in the Companies Law); and

2.6	A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

3.	Miscellaneous

3.1..
The undertakings of the Company pursuant to this Letter of Exemption shall be widely construed and in a manner designed to give them effect to the fullest extent permissible by law. In the event of any contradiction between the provisions of this Letter of Exemption and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the

3.2.
This document shall constitute a binding undertaking by the Company enforceable in accordance with its terms. Any amendment, addition or omission will be valid only upon execution of a written agreement signed by the parties hereto. No waiver of any of the provisions of this Letter of Exemption shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

3.3.	The Company shall perform any action and execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

3.4.
Your rights hereunder may not be assigned or transferred in any manner. Notwithstanding the above, this Letter of Exemption is granted to and shall be actionable by your estate, your respective successors, or legal representatives.

3.5.
This Letter of Exemption shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Tel Aviv, Israel, shall have any jurisdiction, over any matter in connection with this Letter of Exemption, including its validity, construction, extent or cancellation.

Kindly sign and return the enclosed copy of this Letter of Exemption to acknowledge your agreement to the contents hereof.

Sincerely, ___________________________ Internet Gold - Golden Lines Ltd.

Accepted and agreed to as of the date
First above written: ______________________________

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